Exhibit 1.2
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Each of Brightlight Capital Management (GP) LLC and Mr. Rubinchik are control persons of Brightlight Capital Management LP (which is an investment adviser that is a reporting person in accordance with Rule 13d-1(b)(1)(ii)(E))  in accordance with Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended.